

Mail Stop 3030

August 11, 2009

<u>Via U.S. Mail</u>

Mr. Stephen L. Davis
President and Treasurer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re: Paradigm Medical Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-28498**

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Kevin L. Vaughn
                            Accounting Branch Chief